SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: January 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F     X           Form 40-F
                                 ---                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                         No  X
                         ---                        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart") dated January 22, 2004, announcing that WorldHeart established direct sales and support capability and responsibility for its Novacor(R) LVAS product in Europe and Canada, while retaining the distributor relationship for Japan with Edwards Lifesciences Corporation.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News Release

For Immediate Release

                   WORLDHEART EXPANDS DIRECT SALES AND SUPPORT

OTTAWA, ON - January 22, 2004 (OTCBB: WHTOF, TSX: WHT) - World Heart Corporation (WorldHeart or the Company) today announced that it has established direct sales and support capability and responsibility for its Novacor(R) LVAS product in Europe and Canada, while retaining the exclusive distributor relationship for Japan with Edwards Lifesciences Corporation (NYSE:EW) (Edwards). From July 1st, 2000 until December 31st, 2003, Edwards was the exclusive distributor for Novacor LVAS outside the United States and Japan. Sales and customer support in the United States continue to be delivered directly by WorldHeart.

With the cooperation of Edwards, several members of the team that has supported sales and service of Novacor LVAS in Europe have joined WorldHeart to form the nucleus of the WorldHeart Europe operation. Sales and Logistics report to the Director of Operations, Mr. Rob Petterson, and Clinical Support reports to Mr. Terry McCarthy, Director of Clinical Services. European operations are based in Heesch, The Netherlands and report to WorldHeart's Director of Business Development Mr. Matthew Ebbs. Additional sales and field support staff will be added during the first half of this year.

Ms. Jennifer Poulsen will have sales and marketing responsibility for Canada, reporting to the Director of Sales North America, Mr. John Marinchak. In addition Ms. Poulsen will be responsible for the Canadian logistical and clinical support, which is based in Ottawa, Ontario.

"Following WorldHeart's acquisition of the Novacor Division on June 30th, 2000, Edwards Lifesciences' role in sales and clinical support outside United States was a key factor in preserving market share and maintaining the highest standards of customer service," said Roderick M. Bryden, President and Chief Executive Officer of WorldHeart. "Today, WorldHeart has the capacity to deliver these key services directly to the benefit of our customers and our shareholders. We will continue to have a close relationship with Edwards as supplier of key components of Novacor LVAS, valve conduits and ePTFE inflow conduits, and as our exclusive distributor in the promising Japanese market".

About Novacor LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the FDA is currently reviewing WorldHeart's Pre-market Approval Supplement submission to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who have relative contraindications that may resolve with LVAS support.

As previously announced, subject to approval of the Food and Drug Administration
(FDA), WorldHeart intends to conduct a Pivotal Trial in up to 40 centers in the United States, in which Novacor(R) LVAS (left ventricular assist system) is compared to HeartMate(R) XVE LVAS in use as Destination Therapy for patients suffering from irreversible left ventricular failure who are not transplant candidates.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.



For more information, please contact:


Dani Kennedy
Corporate Communications
World Heart Corporation
(613) 226-4278 or (510) 563-4995
communications@worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           World Heart Corporation


     Date:  January 22, 2004               By:        /s/ Mark Goudie
                                              ----------------------------------
                                              Name:  Mark Goudie
                                              Title: Chief Financial Officer